Exhibit 99.1

voxeljet AG Reports Financial Results for the First Quarter Ended March 31, 2017

Friedberg, Germany, May 11, 2017 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the first quarter ended March 31, 2017.

Highlights

•	Total revenues for the first quarter decreased 7.0% to kEUR 4,530 from kEUR 4,870
•	Systems revenues for the first quarter decreased 39.2% to kEUR 1,693 from kEUR 2,783
•	Services revenues for the first quarter increased 35.9% to kEUR 2,837 from kEUR 2,087
•	Second quarter ended June 30, 2017 revenue guidance of between kEUR 5,500 and kEUR 6,500
•	Reaffirm full year 2017 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We enter 2017 with great momentum and a strong focus on executing on our strategy 2020. This will help us to continue to achieve our goals and to generate sustainable, long-term value to our shareholders. We rigorously leverage all our strengths: our global presence with a highly talented and motivated team, our leadership in 3D printing technology and our in-depth market knowledge. The opportunities all around the world are vast and we are ready to take them.”

First Quarter 2017 Results

Revenues for the first quarter of 2017 decreased by 7.0% to kEUR 4,530 compared to kEUR 4,870 in the first quarter of 2016.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 39.2% to kEUR 1,693 in the first quarter of 2017 from kEUR 2,783 in last year’s first quarter. The Company delivered two new printers in the first quarter of 2017, compared to three new printers delivered in last year’s first quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance. Systems revenues represented 37.4% of total revenues in the first quarter of 2017 compared to 57.1% in last year’s first quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 35.9% to kEUR 2,837 in the first quarter of 2017 from kEUR 2,087 in the comparative period of 2016. This was mainly due to higher revenue contribution from the German operation and our subsidiary voxeljet America Inc. (“voxeljet America”) amounting to kEUR 2,085 and kEUR 548 in the first quarter of 2017 compared to kEUR 1,657 and kEUR 363 in last year’s first quarter.  The increase is also attributable to the revenue contribution amounting to kEUR 124 from our Chinese operation (voxeljet China) which was established during the second quarter of 2016.

Cost of sales was kEUR 2,949 for the first quarter of 2017 compared to kEUR 3,539 for the first quarter of 2016.

Gross profit was kEUR  1,581 in the first quarter of 2017 compared to kEUR 1,331 in the first quarter of 2016.

Gross profit for our Systems segment decreased to kEUR 353 in the first quarter of 2017 from kEUR 693 in the first quarter of 2016. The gross profit margin for this segment decreased to 20.9% in the first quarter of 2017 compared to 24.9% in the first quarter of 2016.  The decrease in gross profit is mainly due to the decline of revenues. The decrease of gross profit margin resulted mainly from weaker contributions from the areas of spare parts,  maintenance, and consumables which were related to the move to our new facility in Friedberg, Germany. This was partially offset by improved gross profit as well as gross profit margin contribution from voxeljet America.

Gross profit for our Services segment increased to kEUR  1,228 in the first quarter of 2017 from kEUR 638 in the first quarter of 2016. The gross profit margin for this segment increased to 43.3% in the first quarter of 2017 from 30.6% in the first quarter of 2016. This was mainly related to higher gross profit and gross profit margin contribution from the German operation as well as voxeljet America due to a higher utilization in the first quarter of 2017, compared to the last year’s same period.

Selling expenses were kEUR  1,385 for the first quarter of 2017 compared to kEUR 1,203 in the first quarter of 2016. The increase of kEUR 182 was mainly due to higher personnel expenses related to an increase in headcount of nine full time employees compared to the first quarter of 2016.

Administrative expenses were kEUR  1,194 for the first quarter of 2017 compared to kEUR 1,096 in the first quarter of 2016.

Research and development (“R&D”) expenses increase to kEUR  1,497 in the first quarter of 2017 from kEUR 1,307 in the first quarter 2016. The increase of kEUR 190 was mainly due to higher expenses for materials and external services related to various projects.

Other operating expenses in the first quarter of 2017 were kEUR 190 compared to kEUR 1,129 in the prior year period. This was mainly due to lower losses from foreign currency transactions amounting to kEUR 138 in the first quarter of 2017 compared to kEUR 1,104 in the first quarter of 2016.

Other operating income was kEUR 297 for the first quarter of 2017 compared to kEUR 317 in the first quarter of 2016.  This slight decrease was mainly due to a smaller amount of release of deferred income regarding our sale and lease back transaction which amounted KEUR 54 in the first quarter of 2017 compared to kEUR 74 in last year’s same period.

Operating loss was kEUR  2,388 in the first quarter of 2017, compared to an operating loss of kEUR 3,087 in the comparative period in 2016.  The decrease is mainly due to the significant improvement of gross profit from the Services segment partially offset by a decrease from the Systems Segment. Overall gross profit improved by kEUR 250. In addition other operating expense improved by kEUR 939. This was partially offset by higher research and development and selling expenses.

Financial result was a  negative of kEUR 43 in the first quarter of 2017, compared to a negative financial result of kEUR 27 in the comparative period in 2016.

Net loss for the first quarter of 2017 was kEUR 2,431 or EUR  0.65 per share, as compared to net loss of kEUR 3,114, or EUR 0.84 per share, in the first quarter of 2016.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss is EUR 0.13 per ADS for the three months ended 2017,  compared to EUR 0.17 from the comparative period of 2016.

Business Outlook

Our revenue guidance for the second quarter of 2017 is in the range of kEUR 5,500  to kEUR 6,500.

We reaffirm our guidance for the full year ended December 31, 2017.

-	Full year revenue is expected to be in the range of kEUR 26,000 and kEUR 28,000
-	Gross margin is expected to be above 40%
-

Operating expenses for the full year are expected as follows: SG&A expenses in the range of kEUR 9,250 and kEUR 10,250 and R&D expenses to be approximately kEUR 4,750 to kEUR 5,750. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 4,000.

-	EBITDA is expected to be neutral-to-positive in 2017

-	Capital expenditures are projected to be in the range of kEUR 8,000 to kEUR 9,000, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at March 31, 2017 was kEUR 4,302, which represents five 3D printers. This compares to  a backlog of kEUR 3,784 representing five 3D printers, at December 31, 2016. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At March 31, 2017, we had cash and cash equivalents of kEUR 6,941 and held kEUR 11,657 of investments in bond funds, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the first quarter on Friday, May 12, 2017 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG First Quarter 2017 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13660484. The recording will be available for replay through May 19, 2017.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1144863 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.0698 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on March 31, 2017.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	03/31/2017	12/31/2016
		(€ in thousands)
		unaudited
Current assets		33,601	37,506
Cash and cash equivalents	7	6,941	7,849
Financial assets	7	11,657	12,579
Trade receivables		3,550	4,133
Inventories	3	9,475	11,213
Income tax receivables		8	8
Other assets		1,970	1,724

Non-current assets		28,003	24,633
Financial assets	7	211	211
Intangible assets	4	861	842
Property, plant and equipment	5	26,872	23,521
Other assets		59	59

Total assets		61,604	62,139

	Notes	03/31/2017	12/31/2016
		(€ in thousands)
		unaudited
Current liabilities		6,971	5,517
Deferred income		405	332
Trade payables		2,654	1,765
Financial liabilities	7	1,285	1,297
Other liabilities and provisions	6	2,627	2,123

Non-current liabilities		5,513	5,086
Deferred income		116	177
Deferred tax liabilities		1	1
Financial liabilities	7	5,315	4,817
Other liabilities and provisions	6	81	91

Equity		49,120	51,536
Subscribed capital		3,720	3,720
Capital reserves		75,827	75,827
Accumulated deficit		(31,400)	(28,971)
Accumulated other comprehensive income		888	873
Equity attributable to the owners of the company		49,035	51,449
Non-controlling interests		85	87

Total equity and liabilities		61,604	62,139

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Quarter Ended March 31,
	Notes	2017	2016
		(€ in thousands, except share and share data)
Revenues	8, 9	4,530	4,870
Cost of sales		(2,949)	(3,539)
Gross profit	8	1,581	1,331
Selling expenses		(1,385)	(1,203)
Administrative expenses		(1,194)	(1,096)
Research and development expenses		(1,497)	(1,307)
Other operating expenses		(190)	(1,129)
Other operating income		297	317
Operating loss		(2,388)	(3,087)
Finance expense		(47)	(30)
Finance income		4	3
Financial result		(43)	(27)
Loss before income taxes		(2,431)	(3,114)
Income tax (expense) benefit		--	--
Net loss		(2,431)	(3,114)

Other comprehensive income		15	608
Total comprehensive loss		(2,416)	(2,506)

Loss attributable to:
Owner of the Company		(2,429)	(3,114)
Non-controlling interests		(2)	--
		(2,431)	(3,114)

Total comprehensive loss attributable to:
Owner of the Company		(2,414)	(2,506)
Non-controlling interests		(2)	--
		(2,416)	(2,506)

Weighted average number of ordinary shares outstanding		3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)		(0.65)	(0.84)

voxeljet AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	(€ in thousands)
	Attributable to the owners of the company
	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive gain (loss)	Total	Non-controlling interests	Total equity
Balance at January 1, 2016	3,720	75,671	(17,684)	(238)	61,469	--	61,469
Loss for the period	--	--	(3,114)	--	(3,114)	--	(3,114)
Net changes in fair value of available for sale financial assets	--	--	--	2	2	--	2
Foreign currency translations	--	--	--	606	606		606
Balance at March 31, 2016	3,720	75,671	(20,798)	370	58,963	--	58,963

	(€ in thousands)
	Attributable to the owners of the company
	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive gain (loss)	Total	Non-controlling interests	Total equity
Balance at January 1, 2017	3,720	75,827	(28,971)	873	51,449	87	51,536
Loss for the period	--	--	(2,429)	--	(2,429)	(2)	(2,431)
Foreign currency translations	--	--	--	15	15	--	15
Balance at March 31, 2017	3,720	75,827	(31,400)	888	49,035	85	49,120

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Quarter Ended March 31,
	2017	2016
	(€ in thousands)
Cash Flow from operating activities
Loss for the period	(2,431)	(3,114)
Depreciation and amortization	684	620
Foreign currency exchange differences on loans to subsidiaries	1	578
Impairment losses on trade receivables	60	0
Proceeds from customer loans	--	10

Change in working capital	84	669
Trade and other receivables, inventories and current assets	(786)	(1,574)
Trade payables	322	903
Other liabilities, provisions and deferred income	548	1,340
Total	(1,602)	(1,237)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(687)	(23)
Net proceeds from disposal of financial assets	922	1,011
Total	235	988

Cash Flow from financing activities

Repayment from bank overdrafts and lines of credit	(39)	(90)
Repayment of sale and leaseback obligation	(100)	(123)
Repayment of finance lease obligation	(10)	(12)
Proceeds (repayment) of long-term debt	594	(51)
Total	445	(276)

Net decrease in cash and cash equivalents	(922)	(525)

Cash and cash equivalents at beginning of period	7,849	2,086
Changes to cash and equivalents due to foreign exchanges rates	14	28
Cash and cash equivalents at end of period	6,941	1,589

Supplemental Cash Flow Information
Interest paid	47	26
Interest received	2	2

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries voxeljet America Inc., voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after December 31, 2016.

Standard	Effective date	Descriptions
IFRS 15	01/2018	Revenue from Contracts with Customers Amendment Effective Date of IFRS 15 Amendment Clarifications to IFRS 15
IFRS 9	01/2018	Financial Instruments
IFRS 2	01/2018	Amendments Classification and Measurement of Share-based Payment Transactions
IFRS 4	01/2018	Amendments Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
IAS 40	01/2018	Amendment Transfers of Investment Property
IFRIC 22	01/2018	Foreign Currency Transactions and Advance Consideration
Improvements to IFRS (2014 - 2016)	01/2018	IFRS 1, IAS 28
IFRS 16	01/2019	Leases
IFRS 10, IAS 28	indefinite	Amendment Sale or Contribution of Assets between an Investor and its Associate or Joint Venture Amendment Effective Date

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has developed a project plan to analyze the potential impact IFRS 15 will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the new guidance. Based on the analysis conducted to date, the Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and the method of adoption.

Regarding further new standards, amendments or interpretations, the Company has not yet determined what impact the new standards will have on the financial statements.

The interim financial statements as of and for the three months ended March 31, 2017 and 2016 were authorized for issue by the Management Board on May 11, 2017.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2016, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3. Inventories

	03/31/2017	12/31/2016
	(€ in thousands)
Raw materials and merchandise	2,001	1,850
Work in progress	7,474	9,363
Total	9,475	11,213

4. Intangible assets

	03/31/2017	12/31/2016
	(€ in thousands)
Software	493	515
Licenses	156	162
Prepayments made on intangible assets	212	165
Total	861	842

5. Property, plant and equipment

	03/31/2017	12/31/2016
	(€ in thousands)
Land, buildings and leasehold improvements	11,913	12,020
Plant and machinery (includes assets under finance lease)	9,131	6,730
Other facilities, factory and office equipment	1,490	1,522
Assets under construction and prepayments made	4,338	3,249
Total	26,872	23,521

Leased assets included in Property, Plant and Equipment:	1,115	1,208
Printers	888	964
Printers leased to customers under operating lease	130	141
Other factory equipment	97	103

No impairment of non-financial assets was recorded in the three-months period ended March 31, 2017.

6. Other liabilities and provisions

	03/31/2017	12/31/2016
	(€ in thousands)
Customer deposits	400	183
Liabilities from VAT	157	174
Employee bonus	384	143
Accruals for management compensation	36	--
Accruals for vacation and overtime	352	170
Accruals for licenses	193	258
Liabilities from payroll	215	211
Accruals for commissions	82	190
Accruals for compensation of Supervisory board	225	180
Accrual for warranty	415	400
Others	249	305
Total	2,708	2,214

7. Financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy defines the following levels:

•	Level 1: Quoted prices of the respective financial asset or financial liability in active markets

•	Level 2: Other directly observable input parameters which contribute to establishing the fair value based on a valuation model

•	Level 3: Input parameters not based on observable market data

Under IAS 39 there are the following categories:

(I)           A financial asset or financial liability at fair value through profit or loss

(II)         Held‑to‑maturity investments

(III)       Available‑for‑sale financial assets

(IV)       Loans and receivables

(V)        Financial liabilities measured at amortized cost

03/31/2017	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	--	--	--	206	--	206	Level 1
Equity securities	--	--	5	--	--	5	Level 3
Current assets
Bond funds	--	--	11,657	--	--	11,657	Level 1
Cash and cash equivalents	--	--	--	6,941	--	6,941	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	5,073	4,476	Level 2
Finance lease obligation	--	--	--	--	242	236	Level 2
Current liabilities
Bank overdraft	--	--	--	--	185	185
Long-term debt	--	--	--	--	662	657	Level 2
Finance lease obligation	--	--	--	--	438	432	Level 2

12/31/2016	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	--	--	--	206	--	206	Level 1
Equity securities	--	--	5	--	--	5	Level 3
Current assets

Bond funds	--	--	11,657	--	--	11,657	Level 1
Note receivable	--	--	922	--	--	922	Level 1
Cash and cash equivalents	--	--	--	7,849	--	7,849	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	4,448	3,770	Level 2
Finance lease obligation	--	--	--	--	369	354	Level 2
Current liabilities
Bank overdraft	--	--	--	--	224	224
Long-term debt	--	--	--	--	651	644	Level 2
Finance lease obligation	--	--	--	--	422	416	Level 2

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the respective fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

8. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended March 31,
	2017		2016
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	1,693	2,837	2,783	2,087

Gross profit	353	1,228	693	638
Gross profit in %	20.9%	43.3%	24.9%	30.6%

9. Revenues

The Group’s revenues by geographic region were as follows:

	Quarter ended March 31,
	2017	2016
	(€ in thousands)
EMEA	2,838	3,409
France	525	1,470
Germany	1,431	1,108
Others	882	831
Asia Pacific	279	1,017
Taiwan	16	906
Others	263	111
Americas	1,413	444
United States	1,252	444
Others	161	--
Total	4,530	4,870

10. Subsequent event

Stock option plan

In April 2017, the Supervisory Board adopted and approved Option Plan 2017, following shareholder’s approval in the 2016 Annual General Meeting. The plan authorizes to grant, up to 372,000 registered no-par value shares of stock options to employees and members of the management board.